EXHIBIT 99.1

Company Contact: Aldo Battista Vice President and Chief Financial Officer (514) 397-2592 For all press and media inquiries, please contact: Press@birks.com

BIRKS GROUP ANNOUNCES THE CLOSING OF A NEW TERM LOAN FACILITY WITH

GORDON BROTHERS REPLACING ITS FORMER TERM LOAN FACILITY AND THE

EXTENSION OF ITS REVOLVER FACILITY WITH WELLS FARGO

All figures presented herein are in Canadian dollars, unless indicated otherwise.

Montreal, Quebec – June 5, 2026 – Birks Group Inc. (“Birks Group” or the “Company”) (NYSE American LLC: BGI) announced today the signing of a five-year $32.5 million senior secured term loan facility (“Term Loan”) with 1903P Loan Agent, LLC, an affiliate of Gordon Brothers Group (“Gordon Brothers”) and the designated administrative agent under the facility. The new Term Loan, which matures in June 2031, refinances the Company’s existing $26 million senior secured term loan credit facility which has been repaid in full. Contemporaneously with the closing of the Term Loan with Gordon Brothers, the Company entered into an amendment and extension of its senior secured revolving credit facility (“Revolver Facility”) with Wells Fargo Canada Corporation (“Wells Fargo”), extending the maturity date until June 2031 and providing for total commitments of $93 million, an increase of $3 million. The new and amended financing provides the Company with increased liquidity, enhanced financial flexibility and extended debt maturities, while continuing to support the execution of its strategic initiatives, including investments in store renovations, omni-channel capabilities, digital commerce initiatives and working capital requirements.

The $32.5 million Term Loan, decreasing to $30.0 million in December 2027, bears interest at a rate equal to Term CORRA (with an interest rate floor), plus a range from 6.75% to 7.75%, based on the Company’s fixed charge coverage ratio throughout the term of the Term Loan. The Revolver Facility bears interest at a rate equal to Term CORRA or SOFR, as applicable, plus a range from 2.00% to 2.5% or 1.625% to 2.125% for drawings in U.S. dollars, based on the borrowing capacity of the Company throughout the term of the Revolver Facility.

Concurrently with the closing of the new and amended facilities, the Company and Mangrove Holding S.A. (“Mangrove”), one of the Company’s controlling shareholders, have signed an amendment to the existing $3.75 million loan agreement entered into in July 2025 extending the maturity date until June 2031 (“Mangrove Loan”). Going forward, the Mangrove Loan will bear interest at a rate of 12.2% effective August 1, 2026, and will be repaid through annual principal payments of $250,000 over a period of three years, commencing in June 2028, with a final repayment of $3.0 million within a period of thirty (30) days prior to the June 2031 maturity date.

Niccolò Rossi di Montelera, Executive Chairman of the Board & Interim Chief Executive Officer of Birks Group, commented: “We are pleased to complete the refinancing of our term loan with Gordon Brothers and an extension of our revolver with Wells Fargo. These new five-year credit facilities extend our debt maturities and provide us with increased financial flexibility as we continue to implement development strategies to generate sales growth and focus on driving profitable growth.”

“We are proud to support Birks Group, one of Canada’s most iconic luxury brands,” said Chad Simon, Senior Managing Director, Transactions at Gordon Brothers. “Our deep expertise in the luxury retail sector and long-standing relationship with the Company allowed us to provide a financing solution that delivers unmatched liquidity and flexibility to support Birks Group’s operations and long-term growth.”

Peter Foley, Director at Well Fargo Capital Finance commented, “We are pleased to have renewed our ABL financing with Birks Group for an additional five-year term. Our financing is designed to maintain the financial flexibility that the Company needs to pursue its growth strategy.”

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, and an operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company currently operates 32 store locations, including: 17 store locations under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Patek Philippe brand, one retail location in Vancouver under the Chaumet brand, four retail locations in Laval, Ottawa and Toronto under the Breitling brand, one retail location in Toronto under the Omega brand, one retail location in Toronto under the Montblanc brand, and four retail locations in the Greater Toronto Area under the European Boutique brand. Birks was founded in 1879 and has become Canada’s premier designer and retailer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ website, www.birksgroup.com .

About Gordon Brothers

Founded in 1903, Gordon Brothers delivers integrated solutions through its asset advisory services, lending and financing, and trading. With deep expertise in brands, industrial, retail and real estate, Gordon Brothers is the original global asset expert, working across business growth stages to deliver liquidity, create security, enable growth and maximize asset value. Gordon Brothers is headquartered in Boston with more than 30 offices across North America, Europe, the Middle East, Africa and Asia Pacific.

Forward Looking Statements

This press release contains forward-looking statements regarding, among other things, the use of proceeds of the Term Loan and Revolver Facility. Forward looking statements can be identified, for example, by their use of words such as: “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, availability under our Term Loan and Revolver Facility, anticipated distribution of profits, and our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. Accordingly, the reader should not place undue reliance on forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) heightened inflationary pressure and interest rates, a decline in consumer discretionary spending, increased cost of borrowing or deterioration in consumer financial position; (ii) the Company’s ability to maintain its listing on the NYSE American or to list its securities on another national securities exchange, (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, and the impact on store traffic, tourism and sales, as well as the recently imposed tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, to maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (vi) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vii) the Company’s ability to execute its strategic vision; (viii) the Company’s ability to invest in and finance capital expenditures; and (ix) the Company’s ability to continue as a going concern.

Information concerning the above and other risk factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2025 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.